U.S. Securities and Exchange Commission
                           Washington, D.C. 20549

                                 Form 10-SB


              GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                           SMALL BUSINESS ISSUERS

    Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934



                       PATRIOT INVESTMENT CORPORATION
               (Name of Small Business Issuer in its charter)


          NEVADA                                              87-0429748
          ------                                             -----------
(State or other jurisdiction of                          (I.R.S. Employer
incorporation or organization)                          Identification No.)



6269 Jamestown Court, Salt Lake City, Utah                          84121
------------------------------------------                          -----
(Address of principal executive Offices)                         (Zip Code)

Issuer's telephone number:       801-566-6627

Securities to be registered under Section 12(b) of the Act:

Title of each class                          Name of each exchange on which
to be so registered                             each class to be registered
___________________                         _______________________________

Securities to be registered under Section 12(g) of the Act:

                                   COMMON
                                  -------
                              (Title of Class)

               INFORMATION REQUIRED IN REGISTRATION STATEMENT

     This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe", "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within the Company's control. These factors include but are not limited to economic conditions generally and in the industries in which the Company may participate; competition within the Company's chosen industry, including competition from much larger competitors; technological advances and failure by the Company to successfully develop business relationships.

                                   PART I

Item 1.  Description of Business.

     Patriot Investment Corporation was organized on January 13, 1986 in the state of Nevada.

     The Company has been seeking a business opportunity since its inception. In 1993, the Company entered into an agreement with Bradley S. Shepherd in which Mr. Shepherd agreed to become an officer and director of the Company and use his best efforts to organize and update the books and records of the Corporation and seek business opportunities for acquisition or participation by the Company.

     The Company intends to seek, investigate, and if warranted, acquire an interest in a business opportunity. The Company does not propose to restrict its search for a business opportunity to any particular industry or geographical area and may, therefore, engage in essentially any business in any industry. The Company has unrestricted discretion in seeking and participating in a business opportunity, subject to the availability of such opportunities, economic conditions and other factors.

     The selection of a business opportunity in which to participate is complex and extremely risky and will be made by management in the exercise of its business judgment. There is no assurance that the Company will be able to identify and acquire any business opportunity which will ultimately prove to be beneficial to the Company and its shareholders.

     The activities of the Company are subject to several significant risks which arise primarily as a result of the fact that the Company has no specific business and may acquire or participate in a business opportunity based on the decision of management which will, in all probability, act without the consent, vote, or approval of the Company's shareholders. The risks faced by the Company are further increased as a result of its lack of resources and its inability to provide a prospective business opportunity with capital.

Reports to Security Holders

     Prior to the filing of this registration statement on Form 10, the Company was not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Upon effectiveness of this registration statement, the Company will file annual and quarterly reports with the Securities and Exchange Commission ("SEC"). The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washingotn, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Company is an electronic filer and the SEC maintains an Internet site that contains reports and other information regarding the Company which may be viewed at http://www.sec.gov.

Sources of Opportunities

     It is anticipated that business opportunities may be available to the Company from various sources, including its officers and directors, professional advisers, securities broker-dealers, venture capitalists, members of the financial community, and others who may present unsolicited proposals.

     The Company will seek a potential business opportunity from all known sources, but will rely principally on personal contacts of its officers and directors as well as indirect associations between them and other business and professional people. Although the Company does not anticipate engaging professional firms specializing in business acquisitions or reorganizations, if management deems it in the best interests of the Company, such firms may be retained. In some instances, the Company may publish notices or advertisements seeking a potential business opportunity in financial or trade publications.

Criteria

     The Company will not restrict its search to any particular business, industry or geographical location. The Company may acquire a business opportunity or enter into a business in any industry and in any stage of development. The Company may enter into a business or opportunity involving a "start up" or new company. The Company may acquire a business opportunity in various stages of its operation.

     In seeking a business venture, the decision of management of the Company will not be controlled by an attempt to take advantage of an anticipated or perceived appeal of a specific industry, management group, or product or industry, but will be based upon the business objective of seeking long-term capital appreciation in the real value of the Company.

     In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; the history of operations, if any; prospects for the future; the nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development or exploration; the potential for growth and expansion; the potential for profit; the perceived public recognition or acceptance of products, services, trade or service marks, name identification; and other relevant factors.

     To a large extent, a decision to participate in a specific business opportunity may be made upon management's analysis of the quality of the other firm's management and personnel, the anticipated acceptability of new products or marketing concepts, the merit of technological changes, and numerous other factors which are difficult, if not impossible to analyze through the application of any objective criteria. In many instances, it is anticipated that the results of operations of a specific firm may not necessarily be indicative of the potential for the future because of the requirement to substantially shift marketing approaches, expand significantly, change product emphasis, change or substantially augment management, or other factors.

     Generally, the Company will analyze all available factors in the circumstances and make a determination based upon a composite of available facts, without reliance upon any single factor as controlling.

Methods of Participation of Acquisition

     Specific business opportunities will be reviewed and, on the basis of that review, the legal structure or method of participation deemed by management to be suitable will be selected. Such structures and methods may include, but are not limited to, leases, purchase and sale agreements, licenses, joint ventures, other contractual arrangements, and may involve a reorganization, merger or consolidation transaction. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization.

Procedures

     As part of the Company's investigation of business opportunities, officers and directors may meet personally with management and key personnel of the firm sponsoring the business opportunity, visit and inspect material facilities, obtain independent analysis or verification of certain information provided, check references of management and key personnel, and conduct other reasonable measures.

     The Company will generally request that it be provided with written materials regarding the business opportunity containing such items as a description of product, service and company history; management resumes; financial information; available projections with related assumptions upon which they are based; an explanation of proprietary products and services; evidence of existing patents, trademarks or service marks or rights thereto; present and proposed forms of compensation to management; a description of transactions between the prospective entity and its affiliates; relevant analysis of risks and competitive conditions; a financial plan of operation and estimated capital requirements; and other information deemed relevant.

Competition

     The Company expects to encounter substantial competition in its efforts to acquire a business opportunity. The primary competition is from other companies organized and funded for similar purposes, small venture capital partnerships and corporations, small business investment companies and wealthy individuals.

Employees

     The Company does not currently have any employees but relies upon the efforts of its officers and directors to conduct the business of the Company.

                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                            FINANCIAL STATEMENTS


Plan of Operation

     The Company has little cash and has experienced losses from inception. As of December 31, 1998, the Company had cash of $4,914 on hand. As of that date, the Company had no outstanding liabilities. The Company has no material commitments for capital expenditures for the next twelve months.

     As of the date of this Form 10-SB, the Company has yet to generate positive cash flow. Since inception, the Company has primarily financed its operations through the sale of common stock.

     The Company believes that its current cash needs can be met with the cash on hand for at least the next twelve months. However, should the Company obtain a business opportunity, it may be necessary to raise additional capital. This may be accomplished by selling common stock of the Company.

     Management of the Company intends to actively seek business opportunities for the Company during the next twelve months.

The Year 2000 - Millennium Bug

     This concern, known as "The Year 2000" problem or "The Millennium Bug" is expected to effect a large number of computer systems and programs after the year 1999. The concern is that any computer function that requires a date calculation may produce errors or system failures. As a result, computer systems and/or software used by many companies will need to be upgraded to comply with "Year 2000" requirements. The Company is presently evaluating the impact of the Year 2000 issue as it affects its business operations and interfaces . To date, the Company is unaware of any situation of noncompliance that would materially adversely effect its operations or financial condition. There can be no assurance, however, that instances of noncompliance which could have a material adverse effect on the Company's operations or financial condition have been identified. Additionally, there can be no assurance that the systems of other companies with which the Company transacts business will be corrected on a timely basis, or that failure by such third party entities to correct a Year 2000 problem, or a correction which is incompatible with the Company's information systems, would not have a material adverse effect on the Company's operations or financial condition.

Item 3. Description of Property

     The Company does not currently own any property. The Company utilizes office space in the residence of Bradley S. Shepherd at no cost. Until such time as the Company pursues a viable business opportunity and recognizes income, it will not seek independent office space.

Item 4. Security Ownership of Certain Beneficial Owners and Management; Changes in Control

     The following table sets forth as of April 1, 1999, the name and the number of shares of the Registrant's Common Stock, par value $0.001 per share, held of record or beneficially by each person who held of record, or was known by the Registrant to own beneficially, more than 5% of the 20,000,000 issued and outstanding shares of the Registrant's Common Stock, and the name and shareholdings of each director and of all officers and directors as a group.


Title of          Name and Address of   Amount and Nature of
Class                Beneficial Owner   Beneficial Ownership   Percentage of Class
----------  -------------------------   --------------------   -------------------
Common        Bradley S. Shepherd (1)             17,990,000                 89.95
                 6169 Jamestown Court
             Salt Lake City, UT 84121

Common                   Todd Gee (1)                200,000                 01.00
                265 E. Hampton Avenue
             Salt Lake City, UT 84111

____________________________________________________________________________________

Common        Officers, Directors and             18,190,000                 90.95
                 Nominees as a Group:
                            2 persons
____________________________________________________________________________________


(1) Officer and/or directors of the Company.

     There are no contracts or other arrangements that could result in a change of control of the Company.

Item 5. Directors, Executive Officers, Promoters and Control  Persons.

The following table sets forth as of April 1, 1999, the name, age, and position of each executive officer and director and the term of office of each director of the Corporation.

NAME                   AGE    POSITION                 DIRECTOR OR OFFICER SINCE
-------------------    ---    --------------           -------------------------
Bradley S. Shepherd    38     Director, President      February, 1993
                              Secretary/Treasurer

Todd Gee               39     Director                 February, 1993


     All officers hold their positions at the will of the Board of Directors. All directors hold their positions for one year or until their successors are elected and qualified.

     Set forth below is certain biographical information regarding each of the Company's executive officers and directors:

     Bradley S. Shepherd,  Director, President, Secretary/Treasurer, age
38. Mr. Shepherd is the owner and manger of Shepherd's Allstar Lanes, Inc., a bowling center, restaurant, and lounge located in West Jordan, Utah. After managing the business for 3 years, Mr. Shepherd purchased the business in June of 1993.

     Mr. Shepherd also manages and is trustee for the Roger L. Shepherd Family Trust which owns and leases commercial office and warehouse buildings and residential properties in the Salt Lake City area.

     Mr. Shepherd is the Director, President, Secretary, and Treasurer of Siclone Industries, Inc., a Delaware corporation. Siclone Industries is a publicly held company seeking to acquire an interest in a business opportunity. Mr. Shepherd was appointed by unanimous consent to these offices on April 15, 1993 by the Board of Directors of the Company.

     Todd Gee, Director, age 39.   Mr. Gee is the owner and operator of the
Hardwood Flooring Company, a Utah general partnership engaged in the installation of all types of hardwood flooring. From 1982 to 1984, Mr. Gee attended the University of Utah.

     To the knowledge of management, during the past five years, no present or former director, executive officer or person nominated to become a director or an executive officer of the Company:

     (1) filed a petition under the federal bankruptcy laws or any state insolvency law, nor had a receiver, fiscal agent or similar officer appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

     (2) was convicted in a criminal proceeding or named subject of a pending criminal proceeding (excluding traffic violations or other minor offenses);

     (3) was the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from or otherwise limiting, the following activities;

          (I) acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, associated person of any of the foregoing, or as an investment advisor, underwriter, broker or dealer in securities, or as an affiliate person, director or employee of any investment company, or engaging in or continuing any conduct or practice in connection with such activity;

          (ii)  engaging in any type of business practice; or

          (iii) engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of federal or state securities laws or federal commodities laws;

     (4) was the subject of any order, judgment, or decree, not subsequently reversed, suspended, or vacated, of any federal or state authority barring, suspending, or otherwise limiting for more than 60 days the right of such person to engage in any activity described above under this Item, or to be associated with persons engaged in any such activity;

     (5) was found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any federal or state securities law, and the judgment in such civil action or finding by the Securities and Exchange Commission has not been subsequently reversed, suspended, or vacated

     (6) was found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated.

Item 6. Executive Compensation.

     The following table sets forth certain summary information concerning the compensation paid or accrued for each of the Registrant's last three completed fiscal years to the Registrant's or its principal subsidiaries chief executive officers and each of its other executive officers that received compensation in excess of $100,000 during such period (as determined at December 31, 1998, the end of the Registrant's last completed fiscal year).

                              SUMMARY COMPENSATION TABLE

                                                   Long Term Compensation
                                                   Awards          Payouts
                                                   Restr-                     All
Name &                    Annual Compensation       icted                    Other
Principal                          Bonus   Compen-  Stock  Options/   LTIP Compen-
Position              Year  Salary     $    sation  Award      SARs Payout  sation
--------------------  ----- ------- -----   ------  ------  ------- ------- -------
Bradley S. Shepherd   1998     -0-   -0-      -0-     -0-      -0-     -0-     -0-
President, Secretary/ 1997     -0-   -0-      -0-     -0-      -0-     -0-     -0-
Treasurer             1996     -0-   -0-      -0-     -0-      -0-     -0-     -0-



Compensation of Directors

     None.

Employment Contracts and Termination of Employment and Change in Control Arrangements

     There are no employment contracts between the Company and any of its Officers or Directors.

     There are no compensatory plans or arrangements, including payments to be received from the Company, with respect to any person named in Cash Compensation set out above which would in any way result in payments to any such person because of his resignation, retirement, or other termination of such person's employment with the company or its subsidiaries, or any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company.

Item 7. Certain Relationships and Related Transactions.

     The Company utilizes office space at the residence of Mr. Shepherd to conducts its activities at no charge to the Company.

Item 8. Description of Securities.

     The Company is presently authorized to issue 50,000,00 shares of $.001 par value Common Stock. All Shares, when issued, will be fully paid and nonassessable. All shares are equal to each other with respect to liquidation and dividend rights. Holders of voting shares are entitled to one vote for each share they own at any Shareholders' meeting.

     Holders of Shares of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors out of funds legally available therefor, and upon liquidation are entitled to participate pro-rata in a distribution of assets available for such a distribution to Shareholders. There are no conversion, pre-emptive or other subscription rights or privileges with respect to any Shares.

     The Common Stock of the Company does not have cumulative voting rights which means that the holders of more than 50% of the voting shares voting for election of directors may elect all of the directors if they choose to do so. In such event, the holders of the remaining Shares aggregating less than 50% will not be able to elect any directors.

     The Company is also authorized to issue 10,000,000 shares of preferred stock, par value $.001 per share. The board of directors, without shareholder action, and within the limits set forth in the corporate law of Nevada, have the authority to; (a) designate in whole or in part, the preferences, limitations and relative rights of any class of shares before the issuance of any shares of that class; (b) create one or more series within a class of shares, fix the number of shares of each such series, and designate, in whole or part, the preferences, limitations, and relative rights of the series, all before the issuance of any shares of that series;
(c) alter or revoke the preferences, limitations, and relative rights granted to or imposed upon any wholly unissued class of shares or any wholly unissued series of any class of shares; or (d) increase or decrease the number of shares constituting any series, the number of shares of which was originally fixed by the board of directors, either before or after the issuance of shares of the series; provided that, the number may not be decreased below the number of shares of the series then outstanding, or increased above the total number of authorized shares of the applicable class of shares available for designation as a part of the series. The allocation among the series of each class of unlimited voting rights and the right to receive the net assets of the Corporation upon dissolution, shall be as designated by the board of directors. Shares of any class of stock may be issued, without shareholder action, in one or more series as may from time to time be determined by the board of directors.

     The Company has appointed OTC Stock Transfer as the transfer agent and registrar for the Company's securities.

                                  PART II


Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     The Company's common stock is listed on the Over the Counter Bulletin Board ("OTCBB"), under the symbol "PTRT". As of March 5, 1999, the Company had 142 shareholders holding 20,000,000 shares of common stock. Of the issued and outstanding common stock, 1,231,500 are free trading, the balance are restricted stock as that term is used in Rule 144. The Company has never declared a dividend on its Common Stock.

                                            CLOSING BID              CLOSING ASK
                                         HIGH          LOW         HIGH         LOW
     1997
     First Quarter                        0.1          0.1          .10         .10
     Second Quarter                       0.1          0.1          .10         .10
     Third Quarter                        0.1          0.1          .10         .10
     Fourth Quarter                       0.1          0.1          .10         .10

     1998
     First Quarter                        0.1          0.1          .10         .10
     Second Quarter                       0.1          0.1          .10         .10
     Third Quarter                        0.1          0.1          .10         .10
     Fourth Quarter                       0.1          0.1          .10         .05


     The above quotations, as provided by the National Quotation Bureau, LLC., represent prices between dealers and do not include retail markup, markdown or commission. In addition, these quotations do not represent actual transactions.

     The Company has not paid, nor declared, any dividends since its inception and does not intend to declare any such dividends in the foreseeable future. The Company's ability to pay dividends is subject to limitations imposed by Nevada law. Under Nevada law, dividends may be paid to the extent that the corporation's assets exceed its liabilities and it is able to pay its debts as they become due in the usual course of business.

Item 2.   Legal Proceedings.

     No legal proceedings are threatened or pending against the Company or any of its officers or directors. Further none of the Company's officers or directors or affiliates of the Company are parties against the Company or have any material interests in actions that are adverse to the Company's interests.

Item 3.   Changes in and Disagreements with Accountants.

     None.

Item 4. Recent Sales of Unregistered Securities.


     (a)       Date of Sale        Title               Amount of Securities Sold
               December 1996       Common Stock        2,300,000 shares
               December 1997       Common Stock        5,000,000 shares

     (b) The securities were not publicly offered. The securities were issued to Bradley S. Shepherd, President of the Company in exchange for cash.

     (c) The Company received $2,300 in 1996 and $5,000 in 1997 in exchange for the shares issued.

     (d) The Company relied upon section 4(2) of the Securities Act of 1933 to effect the sale of the shares. All shares were sold in private transactions not involving any public solicitation or offering.

     (f)       All proceeds were used for working capital.

Item 5. Indemnification of Directors and Officers.

     There are no provisions in the Nevada corporation law or the Articles of Incorporation of the Registrant requiring the corporation to indemnify any of the Registrant officers and directors. The articles of incorporation of the registrant provide for indemnification as follows:

     The Corporation shall indemnify any and all persons who may serve or who have served at any time as Directors of the Corporation, may serve or any time have served as directors or officers of another corporation in which the Corporation at such time owned or may own shares of stock or of which it was or may be a creditor, and their respective heirs, administrators, successors and assigns, against any and all expenses, including amounts paid upon judgments, counsel fees and amounts paid in settlement (before or after suit is commenced), actually and necessarily by such persons in connection with the defense or settlement of any claim, action, suit or proceeding in which they, or any of them, are made parties, or a party, or which may be asserted against them or any of them, by reason of being or having been directors or officers of the Corporation, or of such other corporation, except in relation to matters as to which any such director of the Corporation, or of such other corporation or former director or officer or person shall be adjudged in any action, suit or proceeding to be liable for his own negligence or misconduct in the performance of his duty. Such indemnification shall be in addition to any other rights to which those indemnified may be entitled under any law, by law, agreement, vote of shareholder or otherwise.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to officers and directors of the Company pursuant to the provisions of the Company's Certificate of Incorporation, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

                                 PART F/S

                      PATRIOT INVESTMENT CORPORATION
                      (A Development Stage Company)

                      INDEX TO FINANCIAL STATEMENTS

Report of Independent Accountants

Balance Sheet as of December 31, 1998 and December 31, 1997

Statements of Operations from the years ended December 31, 1998 and 1997 and for the period from January 13,1986 (inception) to December 31, 1998

Statements of Stockholders' Equity (Deficit) for the period from inception of January 13, 1986 to December 31, 1998

Statements of Cash Flows for the Years Ended December 31, 1998 and December 31, 1997 and for the Period from January 13, 1986 (Inception) to December 31, 1998

Notes to the Financial Statements

                                 PART III


Item 1. Index and Description of Exhibits.


     Exhibit
     Number         Title of Document                  Location
     --------       ----------------------------       -------------
     2.01           Articles of Incorporation          See Attached

     2.02           Bylaws                             See Attached


_______________________________________________________________________

                                 SIGNATURES
_______________________________________________________________________

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.

                                   Patriot Investment Corporation



Date: April 12, 1999               By: /s/ Bradley S. Shepherd
                                   ------------------------------------
                                   Bradley S. Shepherd
                                   President


Date: April 12, 1999               By: /s/ Bradley S. Shepherd
                                   ------------------------------------
                                   Bradley S. Shepherd
                                   Treasurer

PART III


Item 1. Index and Description of Exhibits.


     Exhibit
     Number    Title of Document                       Location
     --------  -----------------                       ------------
     2.01      Articles of Incorporation               See Attached

     2.02      Bylaws                                  See Attached

______________________________________________________________________

                                 SIGNATURES
______________________________________________________________________


     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf, thereunto duly authorized.

                                   Patriot Investment Corporation


                                      /S/ Bradley S. Shepard
Date: April 12, 1999                By:------------------------
                                   Bradley S. Shepard
                                   President



                                      /S/ Bradley S. Shepard
Date: April 12, 1999               By:------------------------
                                   Bradley S. Shepherd
                                   Treasurer

                       PATRIOT INVESTMENT CORPORATION
                       (A Development Stage Company)







                        INDEPENDENT AUDITORS' REPORT
                                    AND
                            FINANCIAL STATEMENTS





                         December 31, 1998 and 1997











                   /Letterhead/ Hansen, Barnett & Maxwell
                         A Professional Corporation
                        Certified Public Accountants
/End of Letterhead/

                       PATRIOT INVESTMENT CORPORATION
                       (A Development Stage Company)


                             TABLE OF CONTENTS

                                                                    Page

    Independent Auditors' Report                                     1

    Balance Sheets - December 31, 1998 and 1997                      2

    Statements of Operations for the Years Ended
      December 31, 1998 and 1997 and for the Period from
      January 13, 1986 (Inception) to December 31, 1998              3

    Statement of Stockholders' Equity (Deficit) for the
      Period From Inception of the Development Stage
      January 13, 1986 Through December 31, 1998                    4 - 6

    Statements of Cash Flows for the Years Ended
      December 31, 1998 and 1997 and for the Period from
      January 13, 1986 (Inception) to December 31, 1998              7

    Notes to the Financial Statements                                8

                             _________________

/Letterhead/
HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

                                                             (801) 532-2200
Member of AICPA Division of Firms                        Fax (801) 532-7944
Member of SECPS                                345 East Broadway, Suite 200
Member of Summit International Associates Salt Lake City, Utah 84111-2693 /End of Letterhead/

INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Patriot Investment Corporation

We have audited the accompanying balance sheets of Patriot Investment Corporation (a development stage company) as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity (deficit), and cash flows for the years then ended and for that portion of the cumulative period from January 1, 1994 through December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of Patriot Investment Corporation for the period from inception on January 13, 1986 through December 31, 1993 were audited by other auditors whose report dated January 15, 1995, expressed an unqualified opinion with an explanatory paragraph describing conditions that raised substantial doubt about its ability to continue as a going concern on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Patriot Investment Corporation as of December 31, 1998 and 1997, and the results of its operations and its cash flows for the years then ended and for the years ended December 31, 1998 and 1997 included in the period from inception on January 13, 1986 through December 31, 1998 in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the financial statements, the Company has little cash and has experienced losses from inception that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                  HANSEN, BARNETT & MAXWELL
Salt Lake City, Utah
February 4, 1999

                       PATRIOT INVESTMENT CORPORATION
                       (A Development Stage Company)
                               BALANCE SHEETS
                         DECEMBER 31, 1998 AND 1997


                                   ASSETS

                                                                1998        1997
                                                          ----------- -----------
Current Assets (cash)                                     $    4,914  $    5,989
                                                          ----------- -----------
Total Assets                                              $    4,914  $    5,989
                                                          =========== ===========


                    LIABILITIES AND STOCKHOLDERS' EQUITY


Current Liabilities                                       $        -  $        -
                                                          ----------- -----------

    Total Liabilities                                              -           -
                                                          ----------- -----------


Stockholders' Equity
    Stock authorized 50,000,000 common shares
      and 10,000,000 preferred shares at $0.001 par
      value; 20,000,000 common shares issued
      and outstanding, and no preferred shares
      issued and outstanding                              $   20,000  $   20,000
    Additional paid in capital                               141,376     141,376
    Deficit accumulated during development stage            (156,462)   (155,387)
                                                          ----------- -----------
    Total Stockholders' Equity                                 4,914       5,989
                                                          ----------- -----------

Total Liabilities and Stockholders' Equity                $    4,914  $    5,989
                                                          =========== ===========

 The accompanying notes are an integral part of these financial statements

                       PATRIOT INVESTMENT CORPORATION
                       (A Development Stage Company)
                          STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
           AND FOR THE PERIOD FROM JANUARY 13, 1986 (INCEPTION)
                            TO DECEMBER 31, 1998

                                                                     From Inception
                                                                     On January 13,
                                                                      1986 Through
                                                                       December 31,
                                             1998             1997            1998
                                       -----------      -----------     -----------
Revenue                                $        -      $         -      $        -

Expenses                                    1,075              850          12,986

Loss From Discontinued Operations               -                -         143,476
                                       -----------      -----------     -----------

Net Loss                               $   (1,075)     $      (850)     $ (156,462)
                                       ===========      ===========     ===========

Basic Loss Per Share                   $    (0.00)     $     (0.00)     $    (0.03)
                                       ===========      ===========     ===========

Weighted Average Shares Outstanding    20,000,000       20,000,000       6,590,927
                                       ===========      ===========     ===========


 The accompanying notes are an integral part of these financial statements

                       PATRIOT INVESTMENT CORPORATION
                       (A Development Stage Company)
                STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
           FOR THE PERIOD FROM INCEPTION OF THE DEVELOPMENT STAGE
                 JANUARY 13, 1986 THROUGH DECEMBER 31, 1998

                                                                            Deficit
                                                                        Accumulated
                                                      Common Shares      AdditionalDuring the
                                                ----------------------      Paid-InDevelopment
                                          Shares    Amount     Capital        Stage
                                    ------------ ---------  ----------  -----------
Balance at Inception
 on January 13, 1986                          -   $     -    $      -    $       -

Issuance of 600,000 shares to
 the officers and directors
 for cash at $0.025 per share           600,000       600      14,400            -

Issuance of 1,500,000 shares
 of common stock to the public
 for $0.10 per share                  1,500,000     1,500     148,500            -

Less deferred stock offering costs            -         -     (21,524)           -

Issuance of 5,000,000 shares
 of common stock to officer for
 cash, December 30, 1993, $.001
 per share                            5,000,000     5,000           -            -


Issuance of 1,000,000 shares
 common stock to officer for
 cash, July 27, 1995, $.001
 per share                            1,000,000     1,000           -            -

Issuance 100,000 shares of
 common stock to officer for
 cash, November 1, 1995,
 $.001 per share                        100,000       100           -            -

Issuance of 1,250,000 shares
 of common stock to officer
 for cash, December 12, 1995,
 $.001 per share                      1,250,000     1,250           -            -

Issuance of 1,750,000 shares
 of common stock to officer
 for cash, December 29, 1995,
 $.001 per share                      1,750,000     1,750           -            -

Issuance of 1,500,000 shares
 common stock to officer for
 cash, December 28, 1995,
 $.001 per share                      1,500,000     1,500           -            -

Net loss from inception
 (January 13,1986) through
 December 31, 1995                            -         -           -     (152,572)
                                    ------------ ---------  ----------  -----------
Balance - December 31, 1995          12,700,000    12,700     141,376     (152,572)

  The accompanyingnotes are an integral part of these finacial statements
                       PATRIOT INVESTMENT CORPORATION
                       (A Development Stage Company)
                STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
           FOR THE PERIOD FROM INCEPTION OF THE DEVELOPMENT STAGE
                 JANUARY 13, 1986 THROUGH DECEMBER 31, 1998
                                (CONTINUED)

                                                                           Deficit
                                                                       Accumulated
                                                           Additional   During the
                                                         Common Shares     Paid-In Development
                                         Shares    Amount     Capital        Stage
                                    ------------ ---------  ----------  -----------
Balance Forward                      12,700,000  $ 12,700   $ 141,376    $(152,572)

Issuance of 2,300,000
 shares common stock to
 officer for cash, December
 31, 1996, $.001 per share            2,300,000     2,300             -          -

Net loss for the year ended
 December 31, 1996                            -         -             -     (1,965)
                                    ------------ ---------  ----------  -----------
Balance - December 31, 1996          15,000,000    15,000     141,376     (154,537)

Issuance of 5,000,000 shares
 common stock to officer for
 cash, December 31, 1997,
 $.001 per share                      5,000,000     5,000           -            -

Net loss for the year ended
 December 31, 1997                            -         -           -         (850)
                                    ------------ ---------  ----------  -----------
Balance - December 31, 1997          20,000,000    20,000     141,376     (155,387)

Net loss for the year ended
 December 31, 1998                            -         -           -       (1,075)
                                    ------------ ---------  ----------  -----------

Balance - December 31, 1998          20,000,000  $ 20,000   $ 141,376    $(156,462)
                                     =========== =========  ==========  ===========


 The accompanying notes are an integral part of these financial statements

                       PATRIOT INVESTMENT CORPORATION
                       (A Development Stage Company)
                          STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
            AND FOR THE PERIOD FROM JANUARY 13, 1986 (INCEPTION)
                            TO DECEMBER 31, 1998

                                                                  From Inception
                                                                      On January
                                                                        13, 1986
                                                                         Through
                                                                        December
                                                   1998         1997    31, 1998
                                             -----------  ----------- -----------

Cash Flows from Operating Activities
         Net loss                            $    (1,075) $      (850) $ (156,462)
                                              -----------  ----------- -----------
         Net Cash Used by Operating
          Activities                              (1,075)        (850)   (156,462)
                                              -----------  ----------- -----------
Cash Flows from Financing Activities
    Proceeds from issuance of
     common stock                                      -        5,000     161,376
                                              -----------  ----------- -----------
         Net Cash Provided by
          Financing Activities                         -        5,000     161,376
                                              -----------  ----------- -----------

Net Increase (Decrease) in Cash                   (1,075)       4,150       4,914

Cash, Beginning of Year                            5,989        1,839           -
                                              -----------  ----------- -----------

Cash, End of Year                            $     4,914  $     5,989  $    4,914
                                              ===========  =========== ===========

 The accompanying notes are an integral part of these financial statements

                       PATRIOT INVESTMENT CORPORATION
                       (A Development Stage Company)
                     NOTES TO THE FINANCIAL STATEMENTS
                         DECEMBER 31, 1998 AND 1997


NOTE 1--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Organization - The financial statements presented are those of PatriotInvestment Corporation (a development stage company). The Company was incorporated under the laws of the State of Nevada on January 13, 1986. The Company was incorporated for the purpose of providing a vehicle which could be used to raise capital and seek business opportunities believed to hold a potential for profit. The Company has not presently identified a specific business area of direction that it will follow. Therefore, no principal operations have yet begun.

    Cash and Cash Equivalents - Cash equivalents include highly liquid short-term investments with original maturities of three months or less, readily convertible to known amounts of cash.

    Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Comprehensive Income - In June 1997, the Financial Accounting
Standards Board issued SFAS No. 130, Reporting Comprehensive Income, and was adopted for the years ended December 31, 1998 and 1997. The Company had no items that could be considered comprehensive income. This statement expands or modifies disclosures and had no impact on the Company's financial position, results of operations or cash flows.

    Basic and Diluted Loss Per Common Share - In the fourth quarter 1998, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share. Under SFAS 128, loss per common share is computed by dividing net loss available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted loss per share reflects the potential dilution which could occur if all contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock. In the Company's present position, diluted loss per share is the same as basic loss per share.

NOTE 2--RELATED PARTY TRANSACTION

    For the year ended December 31, 1997, the Company's president was issued 5,000,000 shares of common stock for $5,000, which the Company used for working capital.

NOTE 3 - INCOME TAXES

The components of the net deferred tax asset as of December 31, 1998 are as follows:

            Tax Net Operating Loss Carryforward     $ 58,360
            Valuation Allowance                     (58,360)
                                                    --------
            Net Deferred Tax Asset                  $     -
                                                    ========
During the years ended December 31, 1998 and 1997, the valuation allowance increased $401 and $317, respectively.

As of December 31, 1998 the Company had net operating loss carry forwards for federal income tax reporting purposes of $156,462, which will expire beginning in 2001.

The following is a reconciliation of the income tax at the federal statutory tax rate with the provision of income taxes for the years ended December 31:

                                                         1998       1997
                                                     ---------  ---------
    Income tax benefit at statutory rate (34%)       $   (366)  $   (289)
    Change in valuation allowance                         401        317
    State benefit net of federal tax                      (35)       (28)
                                                     ---------  ---------

    Provision for Income Taxes                       $      -   $      -
                                                     =========  =========

NOTE 4 - GOING CONCERN

    The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has little cash and has experienced losses from inception. Without realization of additional adequate financing, it would be unlikely for the company to pursue and realize its objectives. The Company intends to seek a merger with an existing operating company.